Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 311	$ 128
Equity earnings net of distributions	(14)	(8)
Total earnings	297	120
Income taxes	184	73
Fixed charges:
Interest expense including amortization of debt discount	120	132
Portion of rentals representing an interest factor	60	49
Total fixed charges	180	181
Earnings available for fixed charges	$ 661	$ 374
Ratio of earnings to fixed charges	3.7	2.1